Exhibit 99.2

Happiness Development Announces Financial Results for the Six Months Ended September 30, 2021

NANPING, China, January 6, 2022  /PR Newswire/ -- Happiness Development Group Limited (“HAPP” or the “Company”), (NASDAQ: HAPP) a China-based company engaging in the business of production of nutraceutical and dietary supplements, providing e-commerce sales and e-commerce marketing solutions, and the sales of automobile today announced its unaudited financial results for the six months ended September 30, 2021.

Financial Highlights for the six months ended September 30, 2021:

●	Revenues increased by $25.01 million or 114.3%, to $46.88 million for the six months ended September 30, 2021 from $21.88 million for the six months ended September 30, 2020, mainly due to the start-up of new goods or service provided including online sale, automobile sale and advertising service.

●	The loss from operating was $10.53 million for the six months ended September 30, 2021, a decrease of $14.22 million from the prior year period. The decrease was primarily attributed to the performance of the healthcare products segment due to the continuous negative impacts on COVID-19 in different provinces in China.

●	The Company reported $10.05 million of net loss attributable to the shareholders, in the six months ended September 30, 2021, compared to net income attributable to the shareholders of $3.19 million in the comparative period.

“The first half of fiscal year 2021 was really tough for us. As COVID-19 continues to spread in different provinces in China, the performance of our experience stores was greatly impaired. During the six months ended September 30 2021, we closed 70% experience stores to avoid further losses.” Mr. Xuezhu Wang, CEO of the Company, continued, “However, we still see a lot of hopes and highlights in the first six months, and we did accomplish some good results. In the first six months, our ecommerce sales started from September 2020 have reached over $21.48 million, 84% more than the sales of health products. Our internet information and advertising service started from October 2020 generated sales of approximately $8.25 million, and our automobile sales started from November 2020 have reached approximately $5.48 million. These newly developed businesses have now become the main drive of our business. With the continuous closing of our experience stores and the development of these newly launched businesses, we believe we will gradually get out of the haze and return to the right track of profitability.”

Further information on the Company’s financial results for the six months ended September 30, 2021, including the management’s discussion and analysis of financial condition and results of operations, can be found by visiting EDGAR on the SEC website at www.sec.gov, as well as the Investor Relations page of the Company’s website at www.happ.org.cn.

About Happiness Development Group Limited

Headquartered in Nanping, China, Happiness Development Group Limited currently has three business lines: nutraceutical and dietary supplements, e-commerce and automobile sales. The nutrition and dietary supplements business is focusing on the research, development, manufacture and marketing of various products made from Chinese herbal extracts and other ingredients. Over the past 17 years, we have established a product portfolio consisting of 23 PRC National Medical Products Administration registered “Blue-Cap” SKUs of nutraceutical and dietary supplements products. Our e-commerce business focuses on offering e-commerce solutions, including advertising and information technology services to small and medium-sized enterprises in China. We also run our online stores which carries our products of dietary supplements and other selected products sourced from the small and medium-sized enterprises in China. Our mission for the e-commerce business is to enable small and medium-sized enterprises to fully leverage the power of e-commerce to grow rapidly. Our automobile sales adopts the B2B business model and is committed to optimizing the auto supply chain by connecting car dealers on our online automobile sales platform and offering the overall services for purchasing automobiles. For more information, please visit: www.happ.org.cn

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China, the COVID-19 outbreak and its impact on our operations and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

CONTACT: Ping Chen, +86-599-7828808, ir@fjxfl.com